(Check One): ☒ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-QSB ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Telzuit Medical Technologies, Inc.

Full Name of Registrant

5422 Carrier Drive, Suite 306

Address of Principal Executive Office (Street and Number)

Orlando, Florida 32819

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In July 2006, the Registrant hired a new Chief Financial Officer and engaged new auditors. To allow sufficient time for the Registrant to prepare and review the accuracy and completeness of the Registrant’s Annual Report on Form 10-KSB for the year ended June 30, 2006, including the related financial statements, the decision has been made to delay the filing of the Company’s Annual Report on Form 10-KSB for the fiscal year ending June 30, 2006. This delay could not be avoided without unreasonable effort and expense. The Registrant currently anticipates filing the Form 10-KSB within 15 days after the date hereof.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Warren Stowell (Name)	(407) (Area Code)	354-1222 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, provide explanation below of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company anticipates that its revenues for fiscal year 2006 will be substantially the same as revenues for fiscal year 2005, it anticipates that its net loss for fiscal year 2006 will increase from the net loss for fiscal year 2005. The Company is not in position to provide a reasonable estimate of the increase in such net loss until such time as it completes its financial closing processes for this year and the Company.

TELZUIT MEDICAL TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date September 27, 2006	By	/s/ Warren Stowell
Warren Stowell, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).